Exhibit 21.1
Subsidiaries of Nautilus Biotechnology, Inc.*

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Nautilus Subsidiary, Inc.	Delaware
__________________
•Inclusion on the list above is not an admission that any of the above entities, individually or in the aggregate, constitutes a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X and Item 601(b)(21)(ii) of Regulation S-K.